

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 27, 2009

via U.S. mail and facsimile

Melissa Lopez, CEO
Vortec Electronics, Inc.
No. 16D, Jalan 6/5 Taman Komersial
Pandan Indah, Malaysia

> **RE:** **Vortec Electronics, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2009**
> **Filed July 27, 2009**
> **Form 10-Q for the Fiscal Quarter Ended July 31, 2009**
> **File No. 333-143975**

Dear Ms. Lopez:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief